Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following is a quarterly update presentation for Halliburton Company.

Quarter Update: Third Quarter 2015 NYSE Stock Symbol: HAL Common Dividend:$0.18 in Third Quarter 2015 Shares Outstanding: 856 Million as of 10/16/2015 www.halliburton.com Investor Relations Contacts: Kelly Youngblood, Vice President Scott Danby, Manager 281.871.2688 or investors@halliburton.com

Safe Harbor The statements in this presentation that are not historical statements, including statements regarding future financial performance and the pending Baker Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton's September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton's Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Participants in Solicitation Additional information Safe Harbor

Company Overview Market Outlook Acquisition Update Strategic Markets Deepwater Unconventionals Mature Fields Financials Agenda

Landmark Software and Services Drilling and Evaluation Completion and Production Consulting & Project Management Service Offerings Production Solutions Completion Tools Artificial Lift Multi-Chem Production Enhancement Cementing Baroid Drill Bits and Services Testing and Subsea Wireline and Perforating Sperry Drilling

Customers Founded Employees Corporate Headquarters Research Centers Operational Countries 2015 FAST FACTS 1919 Approximately 65,000 Houston Dubai National, International and Independent entities worldwide 16 80 Halliburton Global Franchise Halliburton Locations Halliburton Headquarters Halliburton Research Centers H H Middle East/Asia Pacific Europe/Africa/CIS Latin America North America H

Comparing North America Cycles Index of the US Rig Count during Last 3 Major Cycles Source: Baker Hughes US Rig Count – through 10/23/2015

North American Operational Efficiencies Administration/ Organizational Efficiencies R&D Optimization Real Estate Corporate …with Nearly $2 billion of Annual Cost Synergies Unsurpassed breadth and depth of products and services Accelerates Halliburton Strategy in Unconventionals, Deepwater and Mature Fields Combined company well-positioned for continued superior growth, margins and returns Accretive to cash flow by end of year one after close; accretive to earnings per share by end of year two after close A Compelling Strategic Combination… Halliburton and Baker Hughes Creating a Leading Oilfield Services Company International Operational Efficiencies Halliburton continued marketing for sale its drill bits business (Fixed Cutter and Roller Cone bits), and its drilling services business (Directional Drilling, Logging-While-Drilling and Measurement-While-Drilling) during the third quarter Halliburton and Baker Hughes announced additional businesses to be marketed for sale in connection with the acquisition of Baker Hughes, including Halliburton’s expandable liner hangers business, Baker Hughes’ core completions business, Baker Hughes’ sand control business in the Gulf of Mexico, and Baker Hughes’ offshore cementing businesses in Australia, Brazil, the Gulf of Mexico, Norway, and the United Kingdom Halliburton and Baker Hughes extended the timing agreement with the Antitrust Division of the U.S. Department of Justice to Dec 15 Deal updates…

Key Strategic Markets 2014 Revenue $32.9B Over 60% of 2014 Revenue came from our 3 Key Strategic Markets

Deepwater Opportunity Source: Quest Offshore, Wood Mackenzie, IHS Upstream Competition and NOC Strategy Services Exploration Activity Development Activity Exploration Success Rate (Right-Axis) Deepwater represents… 11% of current global production 66% of discoveries, by volume, in the last 5 years

Deepwater – Delivering the Safest, Lowest Cost per Foot Drilled

Reducing Uncertainty



ICE Core℠ Service

Industry's Leading Downhole, Real-Time, Laboratory-Grade Fluid ID Platform

- Over 110 patents and filings
- Higher accuracy, resolution
- Solid-state device



GeoTap® IDS Sensor

Collects and Identifies Fluid Samples during Drilling Operations

- Improved sample integrity
- Collect multiple samples within hours, not days

Increasing Reliability



DrillingXpert™ Software

Consolidates Real-Time Monitoring and Drilling Modeling Into Single Platform

- Improved planning capabilities
- Increased drilling efficiency
- Real-time optimization



Enhanced Single-Trip Multi-zone FracPac™ System

ESTMZ™ Helps reduce completion cost in multiple zone completions

- Simultaneous perforations
- High-volume fracturing
- Reduces costly rig time

11

HALLIBURTON

Unconventionals – Global Opportunity Source: EIA, “Technically Recoverable Shale Oil and Shale Gas Resources”, June, 2013 Shale Oil - Technically Recoverable Resources (billion barrels) Geology Infrastructure Regulatory Environment Economic Viability Unconventional Challenges Shale Gas - Technically Recoverable Resources (trillion cubic feet) Unconventional Basins Tight Gas Shale Gas Coal Bed Methane

Unconventionals – Surface Efficiency


FRAC
OF THE
FUTURE

20% LESS CAPITAL

35% LESS PERSONNEL

40% LESS COMPLETION TIME

SandCastle™ Vertical Storage Bins



Reduce footprint at wellsite, significantly lowers operational and capital costs

Q10™ Pump


HALLIBURTON
Powered by American Natural Gas

Significantly lowers downtime and maintenance costs

Sand Logistics Command Center



Allows procurement and logistics specialists to monitor sand supply and deliveries in real time

Mobile Technologies



Streamline well site processes and increase back office efficiencies

13

HALLIBURTON

Unconventionals – Custom Chemistry



AccessFrac^{SM}

Combines leading unconventional hydraulic fracturing techniques with proprietary diversion chemistry to enhance multi-zone completions during plug and perf operations

- Old Fractures
- Dynamic Diversion
- Restored Fracture Conductivity
- New Stimulated Volume


Conventional Chemistry
OilPerm™ FMM enables deeper fluid movement

RockPerm^{SM} Analysis

A laboratory testing process to select the optimum OilPerm Fluid Mobility Modifiers (FMM) for a stimulation treatment. OilPerm FMMs are designed to improve flow and enhance hydrocarbon production from shale reservoirs.

14

HALLIBURTON

Unconventionals – Sub Surface Insight

FracInsight℠ Service


Existing Geometric Perforations
New FracInsight Refrac Perforations
Frac Index
Production Index
Stress
Brittleness
PNL Lithology
KUTh Spectral Gamma Ray
Projected Lithology

Select perforation clusters and frac stage locations to maximize production and minimize cost

- Evaluates rock properties to identify optimal entry points
- Works with horizontal open-hole logs, horizontal cased-hole logs, or vertical open-hole logs + LWD data
- Eliminated unnecessary treatments for Eagle Ford customer, reducing stimulation costs by 35%

DecisionSpace® Earth Modeling



Helping design more cost-effective wells by integrating geological data with well construction

- Full field 3-D visualization tools
- Accelerates seismic data analysis by up to 80%
- Saved 15 drilling days for deepwater NOC customer by optimizing well construction plan

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HALLIBURTON

Unconventionals – A Portfolio Approach INFILL PADS Maximizing Recovery NEW WELLS Increasing Reserves REFRAC PADS Lowest Cost Per Barrel Current Wells PRODUCTION

Decline Rate (per Annum) of Mature Fields (2013-2016) Customer 1 Customer 2 Customer 3 Customer 4 Customer 5 Sector Average Customer 6 Customer 7 Customer 8 Customer 9 Customer 10 Mature Fields – Impacting the Decline Curve Mature Fields an underserved market Collaborate with our customers Grow through consulting-led mature field projects Deploy multi-lateral and infill drilling technologies

Mature Fields – Consulting-Led Projects Mexico - Humapa Contracted to manage asset block and to deliver services from asset planning to production operations Leveraging unconventional horizontal techniques and technology as well as experience in nearby Remolino project Malaysia - Bayan Re-developing Bayan oil and gas field off East Malaysia Project includes seismic analysis, workover of existing wells, and new well drilling Ecuador - Igapo Multi-billion dollar opportunity over 9 mature fields Contracted to provide consulting, drilling, and completions services Total project term is 15 years, with potential for a 5-year extension

3Q15 Revenue Breakdown Middle East/Asia Pacific Quarterly revenue declined by 4%, with a similar decline in operating income of 3%. Lower activity levels across the Asia Pacific markets were partially offset by increased activity in the UAE and Iraq. Europe/Africa/CIS Third quarter revenue declined by 7% with a decrease in operating income of 9%. The reduction was primarily driven by lower activity in Angola and East Africa North America North America third quarter revenue declined 7% sequentially, with operating income at near breakeven levels. Activity took another step down during third quarter, accompanied by further price reductions across the business, especially in the pumping-related product lines. Latin America Revenue and operating income both declined by 4% sequentially, driven primarily by activity reductions in Mexico, partially offset by improved activity levels in Argentina.

* Excludes certain charges. See page 26 for reconciliation of adjusted return on average capital employed to return on average capital employed. ** TTM - Trailing Twelve Months † Return on Average Capital Employed is defined as net income attributable to company plus after tax interest expense divided by long-term debt plus shareholders' equity (average values from the beginning and end of the period) Financial Goals Total Revenue (Indexed) 1Q10 to 3Q15 Return on Average Capital Employed*† 2010 to 2015Q3 TTM** Q1 2010 = 100

Q1 2010 = 100 North America Revenue (Indexed) 1Q10 to 3Q15 International Revenue (Indexed) 1Q10 to 3Q15 Global Revenue Q1 2010 = 100

Geographic Results

($ millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	2013	2014	2015 YTD
Revenue														
North America	$ 3,706	$ 3,802	$ 3,881	$ 3,823	$3,901	$ 4,344	$ 4,724	$ 4,729	$ 3,542	$ 2,671	$ 2,488	$ 15,212	$ 17,698	$ 8,701
Latin America	945	944	1,002	1,018	859	897	1,045	1,074	949	767	739	3,909	3,875	2,455
Europe / Africa / CIS	1,187	1,299	1,340	1,399	1,299	1,381	1,464	1,346	1,097	1,095	1,021	5,225	5,490	3,213
Middle East / Asia	1,136	1,272	1,249	1,399	1,289	1,429	1,468	1,621	1,462	1,386	1,334	5,056	5,807	4,182
Total	$ 6,974	$ 7,317	$ 7,472	$ 7,639	$ 7,348	$ 8,051	$ 8,701	$ 8,770	$ 7,050	$ 5,919	$ 5,582	$ 29,402	$ 32,870	$ 18,551
Operating Income/(Loss)														
North America	$ 605	$ 666	$ 657	$ 644	$ 602	$ 790	$ 906	$ 918	$ 279	$ 130	$ 8	$ 2,572	$ 3,216	$ 417
Latin America	109	101	155	153	100	61	138	132	122	112	108	518	431	342
Europe / Africa / CIS	121	161	201	207	146	186	216	141	86	164	150	690	689	400
Middle East / Asia	187	219	200	259	211	264	262	337	281	307	298	865	1,074	886
Corporate and Other	(1,120)	(163)	(105)	(119)	(89)	(107)	112	(83)	(69)	(70)	(58)	(1,507)	(167)	(198)
Impairments and other charges	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	-	(129)	(1,895)
Baker Hughes acquisition-related costs	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	-	(17)	(203)
Total	$ (98)	$ 984	$ 1,108	$ 1,144	$ 970	$ 1,194	$ 1,634	$ 1,299	$ (548)	$ 254	$ 43	$ 3,138	$ 5,097	$ (251)

22

Items included in Geographic Results

($ millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	2013	2014	2015 YTD
Operating Income/(Loss)														
North America														
Restructuring charges	-	-	(34)	(7)	-	-	-	-	-	-	-	(41)	-	-
Latin America														
Restructuring charges	-	-	(4)	(4)	-	-	-	-	-	-	-	(8)	-	-
Europe / Africa / CIS														
Restructuring charges	-	-	(6)	(2)	-	-	-	-	-	-	-	(8)	-	-
Middle East / Asia														
Restructuring charges	-	-	(7)	(5)	-	-	-	-	-	-	-	(12)	-	-
Corporate and other:														
Macondo-related activity	(1,000)	-	-	-	-	-	195	-	-	-	-	(1,000)	195	-
Restructuring charges	-	-	(3)	(20)	-	-	-	-	-	-	-	(23)	-	-
Charitable contributions	-	(55)	-	-	-	-	-	-	-	-	-	(55)	-	-
Patent infringement case settlement	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairments and other charges:	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	-	(129)	(1,895)
Baker Hughes acquisition-related costs:	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	-	(17)	(203)
Total	$(1,000)	$ (55)	$ (54)	$ (38)	$ -	$ -	$ 195	$ (146)	$(1,247)	$ (389)	$ (463)	$ (1,147)	$ 49	$ (2,098)

23

HALLIBURTON

Segment Results

($ millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	2013	2014	2015 YTD
Revenue														
Completion and Production	$ 4,100	$ 4,363	$ 4,501	$ 4,542	$ 4,420	$ 4,942	$ 5,420	$ 5,471	$ 4,246	$ 3,444	$ 3,200	$ 17,506	$ 20,253	$ 10,890
Drilling and Evaluation	2,874	2,954	2,971	3,097	2,928	3,109	3,281	3,299	2,804	2,475	2,382	11,896	12,617	7,661
Total	$ 6,974	$ 7,317	$ 7,472	$ 7,639	$ 7,348	$ 8,051	$ 8,701	$ 8,770	$ 7,050	$ 5,919	$ 5,582	$ 29,402	$ 32,870	$ 18,551
Operating Income/(Loss)														
Completion and Production	$ 615	$ 732	$ 763	$ 765	$ 661	$ 887	$ 1,071	$ 1,051	$ 462	$ 313	$ 163	$ 2,875	$ 3,670	$ 938
Drilling and Evaluation	407	415	450	498	398	414	451	477	306	400	401	1,770	1,740	1,107
Corporate and other	(1,120)	(163)	(105)	(119)	(89)	(107)	112	(83)	(69)	(70)	(58)	(1,507)	(167)	(198)
Impairments and other charges	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	-	(129)	(1,895)
Baker Hughes acquisition-related costs	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	-	(17)	(203)
Total	$ (98)	$ 984	$1,108	$ 1,144	$ 970	$ 1,194	$ 1,634	$ 1,299	$ (548)	$ 254	$ 43	$ 3,138	$ 5,097	$ (251)
CAPEX	685	711	679	859	643	732	909	999	704	519	525	2,934	3,283	1,748
DDA	448	474	481	497	510	524	535	557	560	456	417	1,900	2,126	1,433

24

HALLIBURTON

Items included in Segment Results ($ millions) 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 2013 2014 2015 YTD Operating Income/(Loss) Completion and Production:                                   Restructuring charges   - - (40) (10)   - - - -   - - -   (50) - - Drilling and Evaluation:                                       Restructuring charges   - - (11) (8)   - - - -   - - -   (19) - - Corporate and other:                                       Macondo-related activity   (1,000) - - -   - - 195 -   - - -   (1,000) 195 -   Restructuring charges   - - (3) (20)   - - - -   - - -   (23) - -   Charitable contributions   - (55) - -   - - - -   - - -   (55) - -                                       Impairments and other charges   - - - -   - - - (129)   (1,208) (306) (381)   - (129) (1,895) Baker Hughes acquisition-related costs   - - - -   - - - (17)   (39) (83) (82)   - (17) (203)   Total   $ (1,000) $ (55) $ (54) $ (38)   $ - $ - $ 195 $ (146)   $ (1,247) $ (389) $ (463)   $ (1,147) $ 49 $ (2,098)

Reconciliation of As Reported ROACE to Adjusted ROACE

($ millions)	2010	2011	2012	2013	2014	3Q15 TTM
As reported net income attributable to company	$1,835	$2,839	$2,635	$2,125	$3,500	$258
Interest expense, after-tax	209	181	206	260	289	310
As reported operating profit, after-tax	2,044	3,020	2,841	2,385	3,789	568
Adjustments, after-tax	75	88	208	738	(15)	1,611
Adjusted operating profit, after-tax (a)	$2,119	$3,108	$3,049	$3,123	$3,774	$2,179
Average capital employed (b)	13,396	16,124	19,323	21,021	22,785	23,029
As reported ROACE (c)	15%	19%	15%	11%	17%	2%
Adjusted ROACE (c)	16%	19%	16%	15%	17%	9%

(a) Management believes that operating income adjusted for certain charges is useful to investors to assess and understand operating performance, especially when comparing results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the charges to be outside of the company's normal operating results. Management analyzes operating income without the impact of these charges as an indicator of performance, to identify underlying trends in the business, and to establish operational goals. See slides 23 and 25 for further details on these adjustments, pre-tax.

(b) Average capital employed is a statistical mean of the combined values of long-term debt and shareholders' equity for the beginning and end of the period.

(c) As reported return on average capital employed (ROACE) is calculated as: "As reported operating profit, after-tax" divided by "Average capital employed." Adjusted ROACE is calculated as: "Adjusted operating profit, after-tax" divided by "Average capital employed."

26

HALLIBURTON

Expanded Platform for Superior Growth, Margins & Returns Comprehensive Mature Fields Capabilities Best-in-Class Unconventional Solutions Robust Deep Water Technology Portfolio Recap

Quarter Update: Third Quarter 2015 NYSE Stock Symbol: HAL Common Dividend:$0.18 in Third Quarter 2015 Shares Outstanding: 856 Million as of 10/16/2015 www.halliburton.com Investor Relations Contacts: Kelly Youngblood, Vice President Scott Danby, Manager 281.871.2688 or investors@halliburton.com 28